UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              FORM U-13-60

                              ANNUAL REPORT

                             FOR THE PERIOD

 Beginning   January 1, 1996      and Ending   December 31, 1996

                                 TO THE

                 U.S. SECURITIES AND EXCHANGE COMMISSION

                                   OF


                         ENTERGY OPERATIONS, INC.
   ___________________________________________________________________
                    (Exact Name of Reporting Company)


A         Subsidiary                                   Service Company
 ________________________________________________________
          ("Mutual " or "Subsidiary")


Date of Incorporation June 6, 1990. If not Incorporated, Date of Organization ____________


State or Sovereign Power under which Incorporated or Organized Delaware

Location of Principal Offices of Reporting Company 1340 Echelon Parkway, Jackson, Mississippi

Name, title and address of officer to whom correspondence concerning this report should be addressed:


Mr. Louis E. Buck, Jr    VP, Chief Accounting Officer    P.O. Box 61000,
New Orleans, La. 70161
 (Name)                    (Title)                             (Address)

   Name of Principal Holding Company Whose Subsidiaries are served by
                           Reporting Company:

                           Entergy Corporation
_________________________________________________________________________








                        2 OF 28 PAGES (BLANK)

            INSTRUCTIONS FOR USE OF FORM U-13-60



1.  Time of Filing.
    Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.


2.  Number of Copies.
    Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.  Period Covered by Report.
    The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year.
    Subsequent reports should cover a calendar year.

4.  Report Format.
    Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.  Money Amounts Displayed.
    All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X
    (SS210.3-01(b)).

6.  Deficits Displayed.
    Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, SS210.3-01(c))

7.  Major Amendments or Corrections.
    Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended
    or corrected.   A cover letter shall be submitted
    requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.  Definitions.
    Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.  Organization Chart.
    The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation.
    The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.


                        3 of 28 Pages

         ANNUAL REPORT FOR ENTERGY OPERATIONS, INC.

            For the Year Ended December 31, 1996

        Listing Of Schedules and Analysis of Accounts

                                                 Schedule or      Page
Description of Schedules and Accounts           Account Number   Number

Comparative Balance Sheets                         Schedule I     5-6
Service Company Property                           Schedule II    7
Accumulated Provision for Depreciation and
 Amortization of Service Company Property          Schedule III   8
Investments                                        Schedule IV    9
Accounts Receivable from Associate Companies       Schedule V     9
Fuel Stock Expenses Undistributed                  Schedule VI    10
Stores Expense Undistributed                       Schedule VII   10
Miscellaneous Current and Accrued Assets           Schedule VIII  11
Miscellaneous Deferred Debits                      Schedule IX    11
Research, Development, or Demonstration
 Expenditures                                      Schedule X     11
Proprietary Capital                                Schedule XI    12
Long-Term Debt                                     Schedule XII   13
Current and Accrued Liabilities                    Schedule XIII  14
Notes to Financial Statements                      Schedule XIV   14
Comparative Income Statements                      Schedule XV    15
Analysis of Billing - Associate Companies          Account 457    16
Analysis of Billing - Nonassociate Companies       Account 458    17
Analysis of Charges for Service - Associate and
 Nonassociate Companies                            Schedule XVI   18
Schedule of Expense Distribution by Department
 or Service Function                               Schedule XVII  19-20
Departmental Analysis of Salaries                  Account 920    21
Outside Services Employed                          Account 923    21
Employee Pensions and Benefits                     Account 926    22
General Advertising Expenses                       Account 930.1  22
Miscellaneous General Expenses                     Account 930.2  23
Rents                                              Account 931    23
Taxes Other Than Income Taxes                      Account 408    24
Donations                                          Account 426.1  24
Other Deductions                                   Account 426.5  25
Notes to Statement of Income                       Schedule XVIII 25

                                                                 Page
Description of Reports or Statements                            Number

Organization Chart                                                26
Methods of Allocation                                             26
Annual Statement of Compensation for Use of Capital Billed        26





                        4 OF 28 Pages

                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.
                    Schedule I - Comparative Balance Sheets

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT                   ASSETS AND OTHER DEBITS                      AS OF DECEMBER 31,
                                                                       1996        1995
        SERVICE COMPANY PROPERTY
101      Service company property (Schedule II)                     $11,254,383 $11,254,383
107      Construction work in progress (Schedule II)                    576,495     344,035
                                                                    ----------- -----------
            Total Property                                           11,830,878  11,598,418
                                                                    ----------- -----------
108      Less accumulated provision for depreciation and
          amortization of service company property (Schedule III)     7,025,297   5,861,030
                                                                    ----------- -----------
            Net Service Company Property                              4,805,581   5,737,388
                                                                    ----------- -----------
        INVESTMENTS

123      Investments in associate companies (Schedule IV)                   -           -
124      Other investments (Schedule IV)                                    -           -
                                                                    ----------- -----------
            Total Investments                                               -           -
                                                                    ----------- -----------
        CURRENT AND ACCRUED ASSETS

131      Cash                                                               -     1,240,628
134      Special deposits                                                   -           -
135      Working funds                                                    7,138     (14,224)
136      Temporary cash investments (Schedule IV)                           -           -
141      Notes receivable                                               182,882         -
143      Accounts receivable                                           (590,917) (1,023,550)
144      Accumulated provision for uncollectible accounts                   -           -
146      Accounts receivable from associate companies (Schedule V)   35,283,720  27,453,256
152      Fuel stock expenses undistributed (Schedule VI)                    -           -
154      Materials and supplies                                             -           -
163      Stores expense undistributed (Schedule VII)                        -       106,065
165      Prepayments                                                      4,488      14,441
174      Miscellaneous current and accrued assets (Schedule VIII)       448,665     291,137
                                                                    ----------- -----------
            Total Current and Accrued Assets                         35,335,976  28,067,753
                                                                    ----------- -----------
        DEFERRED DEBITS

181      Unamortized debt expense                                           -           -
184      Clearing accounts                                                  -           -
186      Miscellaneous deferred debits (Schedule IX)                  1,870,442     586,162
188      Research, development, or demonstration expenditures               -           -
          (Schedule X)
190      Accumulated deferred income taxes                               46,338     707,949
                                                                    ----------- -----------
            Total Deferred Debits                                     1,916,780   1,294,111
                                                                    ----------- -----------
            TOTAL ASSETS AND OTHER DEBITS                           $42,058,337 $35,099,252
                                                                    =========== ===========

                        5 OF 28 PAGES

                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.
                    Schedule I - Comparative Balance Sheets


ACCOUNT            LIABILITIES AND PROPRIETARY CAPITAL               AS OF DECEMBER 31,
                                                                     1996        1995
        PROPRIETARY CAPITAL
201      Common stock issued (Schedule XI)                             $5,000      $5,000
211      Miscellaneous paid-in-capital (Schedule XI)                  995,000     995,000
215      Appropriated retained earnings (Schedule XI)                       -           -
216      Unappropriated retained earnings (Schedule XI)                     -           -
                                                                  ----------- -----------
            Total Proprietary Capital                               1,000,000   1,000,000
                                                                  ----------- -----------
        LONG-TERM DEBT

223      Advances from associate companies (Schedule XII)                 -           -
224      Other long-term debt (Schedule XII)                              -           -
225      Unamortized premium on long-term debt                            -           -
226      Unamortized discount on long-term debt-debit                     -           -
                                                                  ----------- -----------
            Total Long-term Debt                                          -           -
                                                                  ----------- -----------

        OTHER NON-CURRENT LIABILITIES

228     Accumulated Provision for Pensions & Benefits                 221,391     198,963
                                                                  ----------- -----------
            Total Other Non-current Liabilities                       221,391     198,963
                                                                  ----------- -----------

        CURRENT AND ACCRUED LIABILITIES

231      Notes payable                                                    -           -
232      Accounts payable                                          15,940,958  14,477,799
233      Notes payable to associate companies (Schedule XIII)      14,907,757   5,779,521
234      Accounts payable to associate companies (Schedule XIII)    8,934,063  11,313,009
236      Taxes accrued                                              1,253,685   1,298,350
237      Interest accrued                                                 -           -
238      Dividends declared                                               -           -
241      Tax collections payable                                     (721,197)   (574,151)
242      Miscellaneous current and accrued liabilities (Schedule       78,249   1,022,043
           XIII)
                                                                  ----------- -----------
            Total Current and Accrued Liabilities                  40,393,515  33,316,571
                                                                  ----------- -----------
        DEFERRED CREDITS

253      Other deferred credits                                     1,253,652     752,978
255      Accumulated deferred investment tax credits                      -           -
                                                                  ----------- -----------
            Total Deferred Credits                                  1,253,652     752,978
                                                                  ----------- -----------
282      Accumulated Deferred Income Taxes - Other Property          (420,679)   (201,515)
283      Accumulated Deferred Income Taxes - Other                   (389,542)     32,255
                                                                  ----------- -----------
            TOTAL LIABILITIES AND PROPRIETARY CAPITAL             $42,058,337 $35,099,252
                                                                  =========== ===========


                        6 OF 28 PAGES

                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.
                      For the Year Ended December 31, 1996
                    Schedule II - Service Company Property

                                    Balance at                Retirements    Other    Balance at
                                     Beginning    Additions        or       Changes    Close of
        Description                   of Year                    Sales        (1)        Year
Service Company Property
Account

  301   Organization                $         -  $         -  $         -  $       -  $        -
  303   Miscellaneous Intangible       1,271,722           -            -          -    1,271,722
         Plant
  304   Land and Land Rights                  -            -            -          -           -
  305   Structures and Improvements           -            -            -          -           -
  306   Leasehold Improvements         3,239,633           -            -          -    3,239,633
  307   Equipment (2)                  3,956,680           -            -          -    3,956,680
  308   Office Furniture and           2,290,632           -            -          -    2,290,632
         Equipment
  309   Automobiles, Other Vehicles
         and Related Garage Equipment      5,767           -            -          -        5,767
  310   Aircraft and Airport             489,949           -            -          -      489,949
         Equipment
  311   Other Service Company                 -            -            -          -
         Property (3)                                                                      -
                                     -----------     --------       -----       ----   ----------
                SUBTOTAL              11,254,383           -            -          -   11,254,383
                                     -----------     --------       -----       ----   ----------
  107   Construction Work in             344,035      232,460           -          -      576,495
         Progress (4)
                                     -----------     --------       -----       ----   ----------
                  TOTAL              $11,598,418     $232,460       $   -       $  -   $11,830,87
                                     ===========     ========       =====       ====   ==========

(1) Provide an explanation of those changes considered material:
        N/A

(2) Subaccounts are required for each class of equipment owned. The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:

                                                                 Balance at
        Subaccount Description                        Additions   Close of
                                                                    Year

307.02  Communications and Dispatch                   $    -     $1,597,340
307.03  Data Processing                                    -      2,359,340
                                                      --------   ----------


                        TOTAL                         $    -     $3,956,680
                                                      ========   ==========
(3) Description other service company property:
        N/A

(4) Describe construction work in progress:

      Purchase of office equipment and leasehold improvements to corporate offices.

                              7 OF 28 PAGES

                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.
                      For the Year Ended December 31, 1996
        Schedule III - Accumulated Provision for Depreciation and Amortization
                          of Service Company Property

                                 Balance at   Additions                Other      Balance
                                  Beginning  Charged to             Changes Add   at Close
              Description         of Year   Account 403 Retirements  (Deduct)     of Year
                                                                        (1)
Account
  301    Organization            $        -  $        -  $        -  $        -  $        -
  303    Miscellaneous Intangible    396,610   (147,231)          -           -     249,379
          Plant
  304    Land and Land Rights             -            -          -           -           -
  305    Structures and Improvements      -            -          -           -           -
  306    Leasehold Improvements    1,279,129     232,722          -           -   1,511,851
  307    Equipment                 2,011,499     748,753          -        2,790  2,763,042
  308    Office Furniture and      1,673,252     327,233          -           -   2,000,485
          Equipment
  309    Automobiles, Other
          Vehicles and Related Garage  5,959           -           -          -       5,959
          Equipment
  310    Aircraft and Airport        494,581           -           -          -     494,581
          Equipment
  311    Other Service Company             -           -           -          -           -
          Property

                                  ---------------------------------------------------------
                           TOTAL  $5,861,030  $1,161,477 $         -      $2,790 $7,025,297
                                  =========================================================

(1) Provide an explanation of those changes considered material:


                                8 OF 28 PAGES

                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.
                      For the Year Ended December 31, 1996
                          Schedule IV - Investments

Instructions:
Complete the following schedule concerning investments.

Under Account 124 "Other Investments," state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment separately.

                                                    Balance at     Balance at
                                                   Beginning of   Close of Year
Description                                            Year
Account 123 - Investment in Associate Companies      $     -        $      -

Account 124 - Other Investments                            -               -

Account 136 - Temporary Cash Investments                   -               -
                                                     ---------       ---------
                                   TOTAL             $     -         $     -
                                                     =========       =========

                     ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                       For the Year Ended December 31, 1996

             Schedule V - Accounts Receivable from Associate Companies


Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                  Balance at      Balance at
                                                 Beginning of    Close of Year
Description                                          Year


Account 146 - Accounts Receivable from Associate Companies
          Entergy Arkansas, Inc.                   $5,733,169      $5,428,556
          System Energy Resources, Inc.            17,079,711      15,053,214
          Entergy Louisiana, Inc.                     956,993         985,364
          Entergy Mississippi, Inc.                       333               -
          Entergy Services, Inc.                       69,497        (295,999)
          Entergy Corporation                          23,887         789,955
          Entergy Gulf States, Inc.                 3,589,666      13,322,630
                                                  -----------     -----------
                                      TOTAL       $27,453,256     $35,283,720
                                                  ===========     ===========

                                                                    Total
Analysis of Convenience or Accomodation Payments:                 Payments

                                                                  $      -

                                                                  --------
                                                   TOTAL PAYMENTS $      -
                                                                  ========

                        9 OF 28 PAGES

                     ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                       For the Year Ended December 31, 1996

                  Schedule VI - Fuel Stock Expenses Undistributed


Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

              Description                          Labor   Expenses     Total

Account 152 - Fuel Stock Expenses Undistributed  $   -     $    -      $   -

                                                 -------   --------    ------
                                   TOTAL         $   -     $    -      $   -
                                                 =======   ========    ======
Summary:

         N/A




                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


                   For the Year Ended December 31, 1996


                Schedule VII - Stores Expense Undistributed


Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

              Description                     Labor     Expenses      Total

Account 163 - Stores Expense Undistributed   $  -       $   -        $  -
                                             ------     ------       ------
                                   TOTAL     $  -       $   -        $  -
                                             ======     ======       ======

                            10 OF 28 PAGES

                 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                   For the Year Ended December 31, 1996

          Schedule VIII - Miscellaneous Current and Accrued Assets

Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                           Balance at Balance at
                Description                                Beginning  Close of
                                                            of Year     Year

Account 174 - Miscellaneous Current and Accrued Assets
              174.1  Unbilled Jobbing Orders                $285,622    $448,205
              174.899 Misc. Current & Accrued Assets-Payroll   5,515         460
                                                            --------    --------
                                                    TOTAL   $291,137    $448,665
                                                            ========    ========

                        ANNUAL REPORT OF ENTERGY OPERATIONS, INC.


                          For the Year Ended December 31, 1996


                      Schedule IX - Miscellaneous Deferred Debits



Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

                                               Balance at Balance at
                Description                     Beginning  Close of
                                                  of Year     Year

186001   Restricted Share Awards - Executive      $40,099   $      -
186008   Strategic Performance Plan               153,975          -
186009   Travel Advance Suspense                  (10,462)     (2,582)
186010   ARM Stores Issue                               -     (87,453)
186011   Telephone & Cell/Page - Operations            41           -
186013   ARM Vouchers                              84,948     172,451
186014   ARM Refund Clearing                            -       1,273
186016   Long Term Incentive Plan                       -   1,786,753
1861     Miscellaneous Other/Suspense               7,000           -
186907   Deferred Executive Compensation           64,916           -
186908   Deferred Executive Compensation           44,029           -
186909   Deferred Outplacement Costs               45,816           -
186920   Deferred Executive Compensation              341           -
186961   Federal Non-current Recoverable          155,459           -
          Income Tax
                                                 --------  ----------
                                         TOTAL   $586,162  $1,870,442
                                                 ========  ==========

               ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 1996

       Schedule X - Research, Development or Demonstration Expenditures



Instructions.
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                                                    Balance at  Balance at
                Description                         Beginning   Close of
                                                     of Year      Year

Account 188 - Research, Development, or               $   -      $    -
 Demonstration Expenditures

                                                      -------    --------
                                       TOTAL          $   -      $    -
                                                      =======    ========

                      11 OF 28 PAGES

               ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 1996

                   Schedule XI - Proprietary Capital

                                                Number of Shares  Par or Stated     Outstanding Close of Period
Account Number          Class of Stock             Authorized    Value Per Share   No. of Shares    Total Amount
Account 201- Common Stock Issued                     1,000           $5.00            1,000           $5,000


Instructions:
Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.


      Description                                               Amount

Account 211 - Miscellaneous Paid-in Capital                    $995,000

Account 215 - Appropriated Retained Earnings                          -
                                                               --------
                                            TOTAL              $995,000
                                                               ========


Instructions:
Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                   Balance at       Net Income       Dividends       Balance at
                                                Beginning of Year    or (loss)         Paid         Close of Year
Account 216 - Unappropriated Retained Earnings    $        -       $        -      $       -        $      -

                                                  ------------     ------------    ------------     -----------
                                     TOTAL        $        -       $        -      $       -        $      -
                                                  ============     ============    ============     ===========

                                 12 OF 28 PAGES

               ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 1996

                     Schedule XII - Long-Term Debt

Instructions:
Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                             Terms of Obligation                                    Balance at                           Balance at
                               Class & Series    Date of     Interest     Amount    Beginning                              Close
          Name of Creditor     of Obligation     Maturity      Rate     Authorized   of Year    Additions   Deductions(1) of Year
Account 223 - Advances from
              Associate
              Companies:                                               $     -     $     -     $    -      $     -      $     -




Account 224 - Other Long-Term
              Debt:



                                                                       --------------------------------------------------------
                  TOTAL                                                $     -     $     -     $    -      $     -      $     -
                                                                       ========================================================
(1) Give an explanation of Deductions:

              N/A




                        13 OF 28 PAGES

               ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 1996

             Schedule XIII - Current and Accrued Liabilities

Instructions:
Provide balance of notes and accounts payable to each associate company.
Give description and amount of miscellaneous current and accrued liabilities.
Items less than $10,000 may be grouped, showing the number of items in each group.

                                                                       Balance at       Balance at
                            Description                             Beginning of Year  Close of Year
Account 233 - Notes Payable to Associate Companies                      $5,779,521       $14,907,757



                                                                        ----------       -----------
                                                         TOTAL          $5,779,521       $14,907,757
                                                                        ==========       ===========
Account 234 - Accounts Payable to Associate Companies

Entergy Arkansas, Inc.                                                      $256,035      $(1,826,844)
System Energy Resources, Inc.                                                               3,999,051
Entergy Louisiana, Inc.                                                    5,286,354        4,697,483
Entergy Services, Inc.                                                     4,203,493        3,260,817
Entergy Corporation                                                        2,493,096          163,148
Money Pool Interest Payable                                                   37,713           66,162
Entergy Gulf States, Inc.                                                   (963,682)      (1,425,754)
                                                                         -----------       ----------
                                                         TOTAL           $11,313,009       $8,934,063
                                                                         ===========       ==========
Account 242 - Miscellaneous Current and Accrued Liabilities

242002   Severance Payroll Accruals                                       $1,008,445          $42,647
242003   Audit Expense                                                       (10,688)               -
242901   Other - External Director Stock Plan                                 24,286           35,602
                                                                          ----------          -------
                                                         TOTAL            $1,022,043          $78,249
                                                                          ==========          =======

                    ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                      For the Year Ended December 31, 1996

                  Schedule XIV - Notes to Financial Statements


Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 14 ( 2 ) through 14 ( 7 )


                                14 OF 28 PAGES (1)

                  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    For the Year Ended December 31, 1996

              Schedule XIV - Notes to Financial Statements


NOTE 1.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

       Entergy Operations, Inc. (Entergy Operations), a nuclear management service company wholly owned by Entergy Corporation, has been authorized to act as an agent for Entergy Arkansas, Inc. (Entergy Arkansas), formerly Arkansas Power & Light Company, Entergy Gulf States, Inc. (Entergy Gulf States), formerly Gulf States Utilities Company, Entergy Louisiana, Inc. (Entergy Louisiana), formerly Louisiana Power & Light Company, and System Energy Resources, Inc. (System Energy) in the operations, but not ownership, of Arkansas Nuclear One Steam Electric Generating Station Units 1 and 2 (ANO), River Bend Steam Electric Generating Station (River Bend), Waterford Steam Electric Generating Station Unit No. 3 (Waterford 3), and Grand Gulf Steam Electric Generating Station Unit 1 (Grand Gulf 1), subject to Entergy Arkansas', Entergy Gulf States', Entergy Louisiana's, and System Energy's oversight, respectively. Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, System Energy and the other Grand Gulf 1 and River Bend co-owners retained their ownership interests in their respective nuclear generating units. Further, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and System Energy retained their associated capacity and energy entitlements and pay directly or reimburse Entergy Operations for the costs associated with the operation and maintenance of these units. Entergy Corporation entered into separate guarantee agreements with Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and System Energy whereby Entergy Corporation guaranteed the financial ability of Entergy Operations to meet its various financial obligations to Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and System Energy under the operating agreements, as long as Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and System Energy continue to meet their payment obligations to Entergy Operations under the applicable operating agreements.

System of Accounts

      Entergy Operations maintains its accounts in accordance with the Public Utility Holding Company Act of 1935, as administrated by the Securities and Exchange Commission (SEC), and has adopted a system of accounts consistent with the system prescribed by the Federal Energy Regulatory Commission. Certain previously reported amounts have been reclassified to conform to current classifications with no effect on net income or shareholder's equity.

Depreciation and Amortization

      Depreciation is computed on a straight-line basis at rates based on the estimated service lives of the various classes of property. Amortization of leasehold improvements is computed on a straight-line basis over the lease terms.

Income Taxes

       Entergy Operations accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (FAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets and liabilities, and loss carryforwards, and that deferred tax balances be based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

      Entergy Operations joins its parent and the other Entergy Corporation subsidiaries in filing a consolidated Federal income tax return. Income taxes (or benefits) are allocated to Entergy Operations in proportion to its contribution to consolidated taxable income. SEC regulations require that neither Entergy Corporation nor its affiliates pay more income taxes than it would have paid had a separate income tax return been filed. In addition, Entergy Operations files a consolidated Arkansas and combined Mississippi income tax return with certain other Entergy Corporation subsidiaries.

Fair Value Disclosure

      Entergy Operations considers the carrying amounts of financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments.

Cash and Cash Equivalents

      Entergy Operations considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates in the Preparation of Financial Statements

      The preparation of Entergy Operations' financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 1996 and 1995, and the reported amounts of revenues and expenses during fiscal years 1996, 1995, and 1994. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in the 1996 financial statements.


NOTE 2.         LINES OF CREDIT AND RELATED BORROWINGS

      Entergy Operations has SEC authorization, through November 30, 2001, to effect short-term borrowings from Entergy Corporation in an aggregate amount outstanding at any one time of up to $20 million through a borrowing arrangement with interest rates based on a prime rate. This borrowing arrangement was not used during 1996, 1995, or 1994.

      Entergy Operations participates with certain other Entergy Corporation subsidiaries in the System Money Pool (Money Pool), an intra-system borrowing arrangement designed to reduce the dependence on external short-term borrowings. As authorized by the SEC, the borrowings by Entergy Operations from the Money Pool, combined with any external borrowings, may not exceed the amount of the unused portion of the borrowing arrangement discussed above.

      The borrowings from the Money Pool and applicable interest rates for 1996, 1995, and 1994 were as follows (amounts in thousands):

                                                        1996        1995        1994
Average borrowing                                     $ 10,208    $   9,521   $   6,482
Maximum borrowing at month end                        $ 14,908    $  11,519   $  13,325
Average effective interest rate during the year           5.4%        6.0%         4.2%
Average effective interest rate at end of year            5.9%        5.9%         6.1%

NOTE 3.         COMMITMENTS AND CONTINGENCIES

      In connection with the Entergy Corporation-Entergy Gulf States merger (Merger), which was consummated on December 31, 1993, Entergy Gulf States filed two applications with the Nuclear Regulatory Commission (NRC) in January 1993 to amend the River Bend operating license. The applications sought the NRC's consent to the Merger and to a change in the licensed operator of the facility from Entergy Gulf States to Entergy Operations. The NRC Staff issued the two license amendments for River Bend, which were effective immediately upon consummation of the Merger. On February 14, 1994, Cajun Electric Power Cooperative, Inc. (Cajun) filed with the United States Court of Appeals for the District of Columbia Circuit (D.C. Circuit) petitions for review of the two license amendments for River Bend. In March 1995, the D.C. Circuit ordered that the original NRC order and license amendments be set aside, and remanded the case to the NRC for further consideration. Subsequently, the NRC affirmed its original findings and reissued the two license amendments. Cajun and the Arkansas Cities and Cooperative filed petitions for review of those NRC orders with the D.C. Circuit. Pursuant to an agreement setting forth terms for the resolution of all pending disputes between the parties approved by the United States District Court for the Middle District of Louisiana on August 26, 1996, on an unopposed motion of the parties to the proceedings before the D.C. Circuit, the D.C. Circuit ordered that the cases be removed from the calendar for oral argument and held in abeyance pending a further order of the court. The two license amendments are currently in full force and effect.


NOTE 4.         OPERATING LEASES

      Upon formation of Entergy Operations, certain operating leases were either assigned to Entergy Operations by System Energy or entered into directly by Entergy Operations.

     Total rental charges to expense for 1996, 1995, and 1994 were approximately $9.4 million, $14.3 million, and $13.2 million, respectively, of which approximately $6.1 million, $10.8 million, and $9.5 million, respectively, related to rent expense associated directly with Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, or System Energy leases and approximately $3.3 million, $3.5 million, and $3.7 million, respectively, related to rent expense associated with Entergy Operations leases discussed above. As of December 31, 1996, Entergy Operations had non-cancelable operating leases with future minimum rental commitments on building space as follows (in thousands):

                                             Minimum Lease
                                               Payments

                       1997                    $  3,234
                       1998                       2,617
                       1999                       2,626
                       2000                       2,258
                       2001                       2,274
                       For years thereafter       6,927
                                               --------
                                TOTAL          $ 19,936
                                               ========

NOTE 5.         EMPLOYEE BENEFITS

Employee Benefit Plans

      Certain key employees of Entergy Operations participate in the Equity Ownership Plan of Entergy Corporation and Subsidiaries (Equity
Plan) in which they receive shares of common stock based upon achievement of specified performance goals, the costs of which are initially deferred and then charged to income over the restricted period. At December 31, 1996, there were shares with a cost of $1.8 million included in Other Deferred Debits for Entergy Corporation common stock purchased related to the Equity Plan. In 1996, approximately $511,000 was charged to compensation expense under the Equity Plan, representing 18,667 shares.

      Employees of Entergy Operations are also eligible to participate in the Savings Plan of Entergy Corporation and Subsidiaries (Savings
Plan) upon meeting certain eligibility requirements. The Savings Plan provides that the employing Entergy subsidiary may make matching contributions to the Savings Plan in an amount equal to 50 percent of the participant's basic contribution. In 1996, 1995, and 1994, Entergy Operations contributed $4.5 million, $4.6 million, and $3.9 million, respectively, to the Savings Plan.

      Eligible employees of Entergy Operations may participate in the Employee Stock Ownership Plan of Entergy Corporation and Subsidiaries
(ESOP). The ESOP is a defined contribution plan. Contributions to the ESOP, and any income thereon, are invested in Entergy Corporation common stock and are based on the expected utilization of additional investment tax credits in the applicable Federal income tax return of Entergy Corporation and its subsidiaries. There were no contributions to the ESOP in the years ended December 31, 1996, 1995 and 1994.

Postretirement Benefit Plans

     Eligible employees of Entergy Operations are provided pension and certain health care and life insurance benefits upon retirement. Substantially all employees may become eligible for these benefits if they reach retirement age while still working for Entergy Operations.

      Effective June 1990, System Energy employees became employees of Entergy Operations. However, the employees still remained under System Energy's postretirement benefit plans, and no transfers of related liabilities and assets were made. Also, ANO and Waterford 3 employees who transferred to Entergy Operations in June 1990 remained under Entergy Arkansas' and Entergy Louisiana's plans, and River Bend employees who transferred to Entergy Operations in January 1994 remained under Entergy Gulf States' plans with no transfer of related liabilities and assets.

      The Retirement Plans of Entergy Corporation and its various subsidiaries were amended to transfer assets and related liabilities to a single Entergy Corporation Retirement Plan for all non-bargaining employees effective January 1, 1995, and for all bargaining employees effective December 31, 1996. The pension plans are noncontributory and provide pension benefits that are based on employees' credited service and compensation during the final years before retirement. Entergy Corporation's policy is to fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986 as amended. The assets of the plans include common and preferred stocks, fixed income securities, interest in a money market fund, and insurance contracts.


NOTE 6.         TRANSACTIONS WITH AFFILIATES

      Entergy Operations has been authorized, pursuant to certain operating agreements, to act as an agent for Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and System Energy in the operations, but not ownership, of ANO, River Bend, Waterford 3, and Grand Gulf 1, respectively. In return, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and System Energy pay directly or reimburse Entergy Operations for the costs associated with operating those units.

      Entergy Operations receives, pursuant to a service agreement, technical and advisory services from Entergy Services, Inc. These services amounted to $35.4 million in 1996, $27.3 million in 1995, and $27.5 million in 1994 with Entergy Arkansas, Entergy Gulf States, Entergy Louisiana and System Energy reimbursing Entergy Operations for their respective portions.


NOTE 7.         INCOME TAXES

           Deferred income taxes are provided in recognition of temporary differences between the financial reporting and income tax basis of assets and liabilities and loss carryforwards. Deferred income tax assets (liabilities) are comprised of the following at December 31, 1996, 1995, and 1994 (in thousands):

                                        1996      1995      1994

 Deferred Tax Assets:
   Excess capital loss carryforward    $ 403     $ 403   $     -
   Severance reserve                      16       385         -
   Deferred compensation                 573       184       329
   Operating reserves                     39        98       998
   Other                                   2         8        20
                                      ------    ------   -------
     Total                             1,033     1,078     1,347

 Deferred Tax Liabilities:

   Depreciation                         (176)     (201)     (213)
                                       -----     -----    ------
 Net Deferred Tax Assets               $ 857     $ 877    $1,134
                                       =====     =====    ======

     The benefit associated with these deferred tax assets has been or will be utilized in the Entergy Corporation consolidated return. The ultimate realization of these deferred tax assets for Entergy Operations is dependent upon the allocation of the tax benefit from the Entergy Corporation consolidated return.


            Entergy Operations' effective income tax rate was 100% in 1996, 1995, and 1994, compared to the current federal statutory income tax rate of 35%. The income tax expense (benefit) for 1996, 1995, and 1994 resulted primarily from non-deductible permanent items and state income taxes. The provision for intercompany expense (benefit) in lieu of federal income taxes for the year ended December 31, 1996, 1995, and 1994 consisted of the following (in thousands):

                                        1996       1995       1994

 Current:
   Federal                            $    372     $ 64    $  1,025
   State                                 1,214      (57)         62
                                      --------     ----    --------
     Total                               1,586        7       1,087

 Deferred:

   Federal                                  18      223      (1,056)
   State                                     2       34        (192)
                                      --------     ----    --------
     Total                                  20      257      (1,248)
                                      --------     ----    --------

Total income tax expense (benefit)    $  1,606     $264    $   (161)
                                      ========     ====    ========

                    ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                      For the Year Ended December 31, 1996

                  Schedule XV - Comparative Income Statements



Account                 Description                       Current Year           Prior Year

        INCOME
457     Services rendered to associate companies              $598,545,937           $682,065,184
458     Services rendered to nonassociate companies                      -                      -
421     Miscellaneous income or loss                                     -                      -
                                                              ------------           ------------
                               TOTAL INCOME                    598,545,937            682,065,184
                                                              ------------           ------------
        EXPENSE

920     Salaries and wages                                     254,868,486            262,548,829
921     Office supplies and expenses                           103,664,385            136,560,869
922     Administrative expense transferred - credit                      -                      -
923     Outside services employed                              180,053,802            214,170,394
924     Property insurance                                       7,795,963             10,248,530
925     Injuries and damages                                     1,429,704              1,152,869
926     Employee pensions and benefits                          17,364,331             21,260,843
928     Regulatory commission expenses                              66,546                 78,367
930.1   General advertising expenses                                     -                      -
930.2   Miscellaneous general expenses                           2,567,518                292,740
931     Rents                                                    9,377,017             14,287,159
932     Maintenance of structures and equipment                          -                      -
403     Depreciation and amortization expense                    1,161,477              1,283,469
408     Taxes other than income taxes                           17,692,828             19,263,851
409     Income taxes                                             1,585,729                  6,654
410     Provision for deferred income taxes                              -                      -
411     Provision for deferred income taxes - credit                20,650                257,223
411.5   Investment tax credit                                            -                      -
421     Miscellaneous nonoperating income                         (160,000)                     -
426.1   Donations                                                   86,691                 69,075
426.4   Civic, political & related activities                        1,602                  5,617
426.5   Other deductions                                            50,300                  2,927
427     Interest on long-term debt                                       -                      -
430     Interest on debt to associate companies                    560,941                575,768
431     Other interest expense                                     357,967                      -
                                                              ------------           ------------
                                      TOTAL EXPENSE            598,545,937            682,065,184
                                                              ------------           ------------
                                  NET INCOME (LOSS)           $          -           $          -
                                                              ============           ============

                            15 OF 28 PAGES

                    ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                      For the Year Ended December 31, 1996

                Analysis of Billing Associate Companies - Account 457


                                                        Direct         Indirect   Compensation      Total
                                                         Costs          Costs        For Use        Amount
         Name of Associate Company                      Charged        Charged     of Capital       Billed
                                                         457-1          457-2         457-3
Arkansas Nuclear One                                   $176,051,068   $23,644,547  $       -      $199,695,615

Waterford 3 Nuclear Station                             100,789,271    18,532,549          -       119,321,820

Grand Gulf Nuclear Station (1)                          105,807,648    21,578,908          -       127,386,556

River Bend Nuclear Station (1)                          132,441,583    19,700,363          -       152,141,946

                                                       ------------   -----------  -----------    ------------
                                         TOTAL         $515,089,570   $83,456,367  $       -      $598,545,937
                                                       ============   ===========  ===========    ============


(1) EOI does not render bills directly to non-associate owners of this facility. EOI renders a bill to Associate Companies who provide invoices to the co-owners for their allocated costs.




                           16 OF 28 PAGES

                    ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                      For the Year Ended December 31, 1996

            Analysis of Billing Nonassociate Companies - Account 458


Instruction:
Provide a brief description of the services rendered to each nonassociate company:

                                        Direct         Indirect      Compensation                       Excess          Total
                                         Cost            Cost          For Use          Total             Or            Amount
   Name of Nonassociate Company        Charged         Charged        of Capital         Cost         Deficiency        Billed
                                        458-1           458-2           458-3                           458-4
                                     $     -         $      -        $     -         $     -         $     -         $     -


                                     -----------------------------------------------------------------------------------------
                        TOTAL        $     -         $      -        $     -         $     -         $     -         $     -
                                     =========================================================================================


                                17 OF 28 PAGES

                    ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                      For the Year Ended December 31, 1996

            Schedule XVI - Analysis of Charges for Service - Associate and
                            Nonassociate Companies

Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                                                      Nonassociate
                                 Associate Company Charges           Company Charges       Total Charges for Service
                              Direct      Indirect                  Direct Indirect          Direct       Indirect
Account Description of Items   Cost         Cost          Total     Cost    Cost   Total     Cost           Cost         Total
920    Salaries and Wages  $229,097,537  $25,770,949  $254,868,486                        $229,097,537   $25,770,949  $254,868,486
921    Office Supplies
        and Expenses         90,548,768   13,115,617   103,664,385                          90,548,768    13,115,617   103,664,385
922    Administrative
        Expense Transferred
        - Credit
923    Outside Services
        Employed            158,211,036   21,842,766   180,053,802                         158,211,036    21,842,766   180,053,802
924    Property Insurance     7,528,623      267,340     7,795,963                           7,528,623       267,340     7,795,963
925    Injuries and Damages   1,154,772      274,932     1,429,704                           1,154,772       274,932     1,429,704
926    Employee Pensions
        and Benefits          5,586,382   11,777,949    17,364,331                           5,586,382    11,777,949    17,364,331
928    Regulatory Commission
        Expenses                              66,546        66,546                                            66,546        66,546
930.1  General Advertising
        Expenses
930.2  Miscellaneous General
        Expenses              1,632,925      934,593     2,567,518                           1,632,925       934,593     2,567,518
931    Rents                  6,062,957    3,314,060     9,377,017                           6,062,957     3,314,060     9,377,017
932    Maintenance of
        Structures and Equipment
403    Depreciation and
        Amortization Expense               1,161,477     1,161,477                                         1,161,477     1,161,477
408    Taxes Other Than
        Income Taxes         15,370,095    2,322,733    17,692,828                          15,370,095     2,322,733    17,692,828
409    Income Taxes                        1,585,729     1,585,729                                         1,585,729     1,585,729
410    Provision for Deferred
        Income Taxes
411    Provision for Deferred
        Income Taxes - Credit                 20,650        20,650                                            20,650        20,650
411.5  Investment Tax Credit
421    Miscellaneous
        Nonoperating Income    (160,000)                  (160,000)                           (160,000)                   (160,000)
426.1  Donations                  6,175       80,516        86,691                               6,175        80,516        86,691
426.4  Civic Political &
        Related Activities                     1,602         1,602                                             1,602         1,602
426.5  Other Deductions          50,300                     50,300                              50,300                      50,300
427    Interest on Long-Term Debt
431    Other Interest Expense                357,967       357,967                                           357,967       357,967
                            ------------------------------------------------------------------------------------------------------
        TOTAL EXPENSES      515,089,570   82,895,426   597,984,996                         515,089,570    82,895,426   597,984,996
                            ------------------------------------------------------------------------------------------------------
       Compensation for use of Equity Capital
430    Interest on Debt to
        Associate Companies                  560,941       560,941                                           560,941       560,941
                           -------------------------------------------------------------------------------------------------------
   TOTAL COST OF SERVICE   $515,089,570  $83,456,367  $598,545,937                        $515,089,570   $83,456,367  $598,545,937
                           =======================================================================================================



                        18 OF 28 PAGES

                    ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                      For the Year Ended December 31, 1996

            Schedule XVII - Schedule of Expense Distribution by Department or
                            Service Function

Instruction:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

                                                                                   DEPARTMENT OR SERVICE FUNCTION
                                          Total                         Arkansas      Grand Gulf     Waterford 3    River Bend
Account       Description of Items        Directs &         Total        Nuclear       Nuclear        Nuclear        Nuclear
Number                                    Indirects        Directs       One          Station        Station        Station
920    Salaries and Wages                 $254,868,486    $229,097,537   $ 80,023,368  $ 51,035,184    $ 48,445,764    $ 49,593,221
921    Office Supplies and Expenses        103,664,385      90,548,768     36,916,382       726,183      23,219,045      29,687,158
922    Administrative Expense Transferred
        - Credit
923    Outside Services Employed           180,053,802     158,211,036     47,281,857    41,849,185      22,575,685      46,504,309
924    Property Insurance                    7,795,963       7,528,623        623,804     5,484,266         548,654         871,899
925    Injuries and Damages                  1,429,704       1,154,772         99,401        82,385         672,896         300,090
926    Employee Pensions and Benefits       17,364,331       5,586,382      3,054,502     3,058,751         622,085      (1,148,956)
928    Regulatory Commission Expenses           66,546
930.1  General Advertising Expenses
930.2  Miscellaneous General Expenses        2,567,518       1,632,925        360,210      (566,408)        566,832       1,272,291
931    Rents                                 9,377,017       6,062,957      2,254,578     1,104,720         920,908       1,782,751
932    Maintenance of Structures and
        Equipment
403    Depreciation and Amortization
        Expense                              1,161,477
408    Taxes Other Than Income Taxes        17,692,828      15,370,095      5,386,966     3,186,907       3,217,402       3,578,820
409    Income Taxes                          1,585,729
410    Provision for Deferred Income Taxes
411    Provision for Deferred Income Taxes
        - Credit                                20,650
411.5  Investment Tax Credit
421    Miscellaneous Nonoperating Income      (160,000)       (160,000)                    (160,000)
426.1  Donations                                86,691           6,175                        6,175
426.4  Civic, Political & Related
        Activities                               1,602
426.5  Other Deductions                         50,300          50,300         50,000           300
427    Interest on Long-Term Debt
430    Interest on Debt to Associate
        Companies                              560,941
431    Other Interest Expense                  357,967
                                          -----------------------------------------------------------------------------------------
                      TOTAL EXPENSES      $598,545,937    $515,089,570   $176,051,068   $105,807,648   $100,789,271    $132,441,583
                                          =========================================================================================

                                                         19 of 28 Pages

                    ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                      For the Year Ended December 31, 1996

            Schedule XVII - Schedule of Expense Distribution by Department or
                            Service Function

Instruction:
Indicate each department or service function. (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts).

                                                                         DEPARTMENT OR SERVICE FUNCTION
                                                              Total          Arkansas      Grand Gulf     Waterford 3    River Bend
Account               Description of Items                Indirects        Nuclear        Nuclear        Nuclear        Nuclear
Number                                                      (Memo)           One           Station        Station        Station
920    Salaries and Wages                                   $25,770,949      $8,749,237     $5,790,732     $5,478,904     $5,752,076
921    Office Supplies and Expenses                          13,115,617       3,607,456      3,526,325      2,785,615      3,196,221
922    Administrative Expense Transferred - Credit
923    Outside Services Employed                             21,842,766       5,859,511      5,761,279      4,937,104      5,284,872
924    Property Insurance                                       267,340          64,488         66,860         64,862         71,130
925    Injuries and Damages                                     274,932         116,887         73,320         20,556         64,169
926    Employee Pensions and Benefits                        11,777,949       2,687,652      3,401,285      2,718,679      2,970,333
928    Regulatory Commission Expenses                            66,546          14,111         14,112         14,112         24,211
930.1  General Advertising Expenses
930.2  Miscellaneous General Expenses                           934,593          18,508        870,769         18,509         26,807
931    Rents                                                  3,314,060         785,262        780,089        968,530        780,179
932    Maintenance of Structures and Equipment
403    Depreciation and Amortization Expense                  1,161,477         273,403        350,896        279,358        257,820
408    Taxes Other Than Income Taxes                          2,322,733         733,778        538,295        512,218        538,442
409    Income Taxes                                           1,585,729         493,222        106,359        493,074        493,074
410    Provision for Deferred Income Taxes
411    Provision for Deferred Income Taxes - Credit              20,650           5,164          5,162          5,162          5,162
411.5  Investment Tax Credit
421    MIscellaneous Nonoperating Income
426.1  Donations                                                 80,516           5,740         63,297          5,739          5,740
426.4  Civic, Political & Related Activities                      1,602             401            401            400            400
426.5  Other Deductions
427    Interest on Long-Term Debt
430    Interest on Debt to Associate Companies                  560,941         140,236        140,235        140,235        140,235
431    Other Interest Expense                                   357,967          89,491         89,492         89,492         89,492
                                                            ------------------------------------------------------------------------
                                     TOTAL EXPENSES         $83,456,367     $23,644,547    $21,578,908    $18,532,549    $19,700,363
                                                            ========================================================================

                                                            20 of 28 Pages


                    ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                      For the Year Ended December 31, 1996

                  Departmental Analysis of Salaries - Account 920

                                                       Departmental Salary Expense
        Name of Department                            Included in Amounts Billed to:     Number of
     Indicate each department               Total     Parent       Other       Non       Personnel
       or service function                 Amount     Company   Associates  Associates  End of Year
Directs - Arkansas Nuclear One           $80,023,368            $80,023,368                  1,215
Directs - River Bend Nuclear Station (1)  49,593,221             49,593,221                    799
Directs - Grand Gulf Nuclear Station (1)  51,035,184             51,035,184                    804
Directs - Waterford 3 Nuclear Station     48,445,764             48,445,764                    761
Indirects - Arkansas Nuclear One           8,749,237              8,749,237                     51
Indirects - River Bend Nuclear Station(1)  5,752,076              5,752,076                     33
Indirects - Grand Gulf Nuclear Station(1)  5,790,732              5,790,732                     33
Indirects - Waterford 3 Nuclear Station    5,478,904              5,478,904                     32
                                        ------------           ------------                  -----
                       TOTAL            $254,868,486           $254,868,486                  3,728
                                        ============           ============                  =====

(1) EOI does not render bills directly to non-associate owners of this facility. EOI renders a bill to Associate Companies who provide invoices to the co-owners for their allocated costs.


               ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                 For the Year Ended December 31, 1996

                Outside Services Employed - Account 923

Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.


                                                      Relationship
                                                    "A" - Associate
                                                       "NA" - Non
    From Whom Purchased                Address          Associate    Amount

See pages 21 (2)  through 21 (14)





                        21 OF 28 PAGES (1)



                  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    For the Year ended December 31, 1996

                   Outside Services Employed - Account 923

Instructions:
Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such
payments included within the subaccount need be shown.   Provide a subtotal
for each type of service.


                                                                                         Relationship
                                                                                       "A" - Associate
                                                                                         "N/A" - Non
                    From Whom Purchased                               Address             Associate                  Amount
Outside Services - Auditing

COOPERS & LYBRAND                                                                            N/A                    $139,595
                                                                                                                    --------
                                                                                           Subtotal                  139,595
                                                                                                                    --------

Outside Services - Engineering

ABB CE NUCLEAR POWER                                                                         N/A                  10,850,229
APTECH ENGINEERING SERVICES                                                                  N/A                      89,220
AURA ENERGY CORP                                                                             N/A                   1,774,301
B&W NUCLEAR SERVICE COMPANY                                                                  N/A                     467,801
BARNHART CRANE & RIGGING                                                                     N/A                     190,000
BARTLETT NUCLEAR INC                                                                         N/A                      39,570
BCP TECHNICAL SERVICES INC                                                                   N/A                   1,777,269
BECHTEL POWER CORPORATION                                                                    N/A                     410,374
BENSINGER DUPONT & ASSOC INC                                                                 N/A                      39,839
BWIP INTERNATIONAL INC                                                                       N/A                     300,197
CHEM NUCLEAR SYSTEMS INC                                                                     N/A                   1,767,750
COMBUSTION ENGINEERING INC                                                                   N/A                   4,499,911
CONAM INSPECTION INC                                                                         N/A                      49,474
COOPER ENERGY SERVICES GROUP                                                                 N/A                      30,186
CRANE VALVES NUCLEAR OPERATION                                                               N/A                      89,992
CSI BURKHALTER RIGGING                                                                       N/A                      72,893
DUKE ENGINEERING & SERVICES INC                                                              N/A                   1,515,734
ENERGY SERVICES GROUP                                                                        N/A                     103,407
ERIN ENGINEERING & RESEARCH                                                                  N/A                      74,271
FBT ENGINEERING SERVICES INC                                                                 N/A                      84,497
FRAMATOME TECHNOLOGIES                                                                       N/A                   9,743,758
GENERAL ELECTRIC CO.                                                                         N/A                   1,939,244
GENERAL ELECTRIC NUCLEAR ENERGY                                                              N/A                      29,506
GEOSCIENCE ENGINEERS                                                                         N/A                      40,845
GULF ENGINEERING CO INC                                                                      N/A                      41,310
HALLIBURTON NUS CORP                                                                         N/A                     251,124
HENNIGAN ENGINEERING CO INC                                                                  N/A                     125,303
INSERVICE ENGINEERING CO                                                                     N/A                     102,100
KEYSTONE ENGINEERING INC                                                                     N/A                     197,791
MDM ENGINEERING CORP                                                                         N/A                     120,145
NAI ENGINEERING SERVICES                                                                     N/A                      63,885
NASH ENGINEERING                                                                             N/A                      27,996
NTS TECHNICAL SERVICES                                                                       N/A                     927,590
OAK RIDGE RISK MANAGEMENT                                                                    N/A                     142,537
OMEGA TECHNICAL SERVICES INC                                                                 N/A                     141,225
OTHER ENGINEERING SERVICES <$25,000                                                          N/A                     243,311
PRC ENGINEERING SYSTEMS INC                                                                  N/A                     332,800
RAYTHEON ENGINEERS                                                                           N/A                   3,439,786
RAYTHEON NUCLEAR                                                                             N/A                   1,551,939
SARGENT & LUNDY ENGINEERS                                                                    N/A                   1,178,829
SCIENCE APPLICATIONS INTL CORP                                                               N/A                   1,166,205
SCIENTIFIC ECOLOGY GROUP INC                                                                 N/A                   6,910,632
SENIOR ENGINEERING CO                                                                        N/A                   1,763,150
SIEMENS POWER CORP.                                                                          N/A                   5,991,845
SIERRA NUCLEAR CORP                                                                          N/A                      56,202
STRUCTURAL INTEGRITY ASSOC INC                                                               N/A                      81,993
SWEC - GMC                                                                                   N/A                  23,362,412
TETRA ENGINEERING GROUP INC                                                                  N/A                     352,331
VECTRA TECHNOLOGIES INC                                                                      N/A                   4,671,856
VECTRA WASTE SERVICES                                                                        N/A                     980,606
VOLT TECHNICAL SERVICES                                                                      N/A                     188,407
WESTINGHOUSE ELECTRIC CORP                                                                   N/A                   5,361,377
ZETEC INC                                                                                    N/A                   1,153,437
                                                                                                                 -----------
                                                                                           Subtotal               96,851,289
                                                                                                                 -----------
Outside Services - Management Consultants

AMERICAN MANAGEMENTS                                                                         N/A                      39,975
ANDERSON ENGINEERING CONSULTANTS                                                             N/A                      59,397
ATLANTIC GROUP INC                                                                           N/A                     562,718
CALGON INC                                                                                   N/A                   1,973,708
COMMUNICATIONS SPECIALIST INC                                                                N/A                      65,278
DIVERSIFIED COMPUTER CONSULTANTS                                                             N/A                      40,992
ENERCON SERVICES, INC                                                                        N/A                   4,549,082
ENERGY SYSTEMS SOLUTIONS INC                                                                 N/A                      80,250
HELGESON SCIENTIFIC SERVICES                                                                 N/A                      55,400
HURST CONSULTING, INC                                                                        N/A                     361,635
IEPSON CONSULTING ENGINEERS                                                                  N/A                     133,736
INDEPENDENT CONSULTANT SERVICE                                                               N/A                     131,953
INNOVATIVE SOLUTIONS INC                                                                     N/A                      84,115
NILSSON PROFESSIONAL CONSULTANTS                                                             N/A                      28,456
NUCLEAR CONSULTING SERVICES INC                                                              N/A                      40,023
OTHER MGT CONSULTING SERVICES <$25,000                                                       N/A                     162,561
PAJARITO SCIENTIFIC CORP                                                                     N/A                     373,088
PRISM CONSULTING INC                                                                         N/A                     150,703
SEEK CONSULTING GROUP INC                                                                    N/A                      27,254
SPEC CONSULTANTS INC                                                                         N/A                     224,102
STRATEGIC BUSINESS SOLUTIONS                                                                 N/A                      39,000
ULTIMATE POWER SOLUTIONS INC                                                                 N/A                      28,674
                                                                                                                  ----------
                                                                                           Subtotal                9,212,100
                                                                                                                  ----------

Outside Services - Other

AARP INC OF NEW ORLEANS                                                                      N/A                      48,470
ABB POWER T & D CO INC                                                                       N/A                     110,443
AD WYNNE CO INC                                                                              N/A                      38,011
A E C L TECHNOLOGIES                                                                         N/A                      95,888
A & W INDUSTRIAL PAINTING                                                                    N/A                     631,249
ALACK REFRIGERATION SERVICES                                                                 N/A                     248,084
ALDEN RESEARCH LAB INC                                                                       N/A                      57,000
ALPHAREL INC                                                                                 N/A                     671,976
ALTRAN CORP                                                                                  N/A                      49,650
AMERICAN ECOLOGY RECYCLE CENTER                                                              N/A                     303,927
AMERICAN REMEDIATION TECH INC                                                                N/A                     707,706
AMERICAN TECHNICAL INSTITUTE                                                                 N/A                     118,434
ANALYTICS INC                                                                                N/A                      35,983
ANATECH                                                                                      N/A                      25,000
ANCHOR DARLING VALVE                                                                         N/A                     453,004
APOGEE SOFTWARE SYSTEMS INC                                                                  N/A                      28,508
ARKANSAS DEPT OF FINANCE                                                                     N/A                     837,587
ARKANSAS NUCLEAR ONE                                                                          A                       31,200
ARKANSAS TECH UNIVERSITY                                                                     N/A                      72,065
ARKWRIGHT MUTUAL INSURANCE                                                                   N/A                     312,487
ASI SIGN SYSTEMS                                                                             N/A                      35,950
ASSOCIATED OFFICE SYSTEMS OF LA INC                                                          N/A                      81,149
ATENCO FILING SYSTEMS                                                                        N/A                      59,619
ATWOOD & MORRILL COMPANY INC                                                                 N/A                     346,891
BAILEY CONTROLS CORP                                                                         N/A                      32,605
BALL MECHANICAL SERVICES                                                                     N/A                      41,321
BARRON SERVICES INC                                                                          N/A                      54,860
BECHTEL SOFTWARE INC                                                                         N/A                     159,453
BELCAN TECHSERVICES                                                                          N/A                      99,624
BENTLY NV CORP                                                                               N/A                     447,708
BETZDEARBORN                                                                                 N/A                      94,882
BOH BROS CONSTRUCTION CO INC                                                                 N/A                     199,903
BRENT NOBLE CARPENTRY                                                                        N/A                      94,367
BROWNING FERRIS INDUSTRIES                                                                   N/A                      62,077
BUQUET & LEBLANC                                                                             N/A                   5,209,477
CAIN INDUSTRIAL SERVICES                                                                     N/A                     513,717
CANBERRA INDUSTRIAL INC                                                                      N/A                     146,213
CARRIER CORP                                                                                 N/A                      78,209
CASE MATE INC                                                                                N/A                      79,450
CATARACT INC                                                                                 N/A                     262,116
CENTRAL INTERSTATE                                                                           N/A                     255,000
CHAR SERVICES INC                                                                            N/A                      51,211
CHELAN INC                                                                                   N/A                     582,768
COASTAL BALANCING SERVICE                                                                    N/A                      32,935
COMPURAD TECHNOLOGIES                                                                        N/A                      29,000
COMPUTATIONAL SYSTEMS INC                                                                    N/A                      46,726
COMPUTER ASSOCIATES INTL INC                                                                 N/A                      28,665
COMPUTERVISION CORP                                                                          N/A                      60,447
CON ARK BUILDERS                                                                             N/A                     435,526
CONTROL COMPONENTS INC                                                                       N/A                      37,422
CONTROL TECHNOLOGIES INC                                                                     N/A                     316,910
COOLING TOWER TECHNOLOGIES INC                                                               N/A                     230,919
COOPER CAMERON CORP                                                                          N/A                     360,018
COOPERHEAT INC                                                                               N/A                      74,558
COPELAND & JOHNS INC                                                                         N/A                     204,971
COREY REGAN INC                                                                              N/A                      37,062
COUNTRY CARPETS                                                                              N/A                      29,526
CRAFT CROSSWELL CONTRACT FURNITURE                                                           N/A                     192,801
CRANCH HARDY & ASSOCIATES                                                                    N/A                      44,112
CRANE TECHNICAL TRAINING                                                                     N/A                      31,716
CROSBY VALVE & GAGE                                                                          N/A                      30,135
CYGNA                                                                                        N/A                      27,330
DAY & ZIMMERMANN                                                                             N/A                     186,196
DEFENDER SERVICES INC                                                                        N/A                     348,190
DEI INC                                                                                      N/A                     106,832
DEPOSIT GUARANTY NATIONAL BANK                                                               N/A                      98,977
DIALOGIC COMMUNICATIONS CORP                                                                 N/A                      45,516
DIGITAL EQUIPMENT CORP                                                                       N/A                     237,083
DIVERSIFIED TECHNOLOGY SERVICE                                                               N/A                     478,549
DIXIE SUPPLY                                                                                 N/A                      29,398
DOVER ELEVATOR CO                                                                            N/A                      70,860
DRESSER INDUSTRIES INC                                                                       N/A                      95,446
DRILLCO DEVICES CO                                                                           N/A                      29,476
DUBOS REFINISHERS INC                                                                        N/A                      28,318
DUNNS VALVE TESTERS                                                                          N/A                     109,423
EAST BATON ROUGE PARISH                                                                      N/A                      35,000
EASTERN TECHNOLOGIES INC                                                                     N/A                     173,011
ECOLOCHEM INC                                                                                N/A                      86,445
ELECTRIC POWER RESEARCH INSTITUTE                                                            N/A                     454,999
ELI  INC                                                                                     N/A                      39,148
ELITE PERSONNEL SERVICE INC                                                                  N/A                      28,708
EMERALD COAST SERVICES INC                                                                   N/A                      69,622
ENCORE COMPUTER CORP                                                                         N/A                      26,834
ENGINEERED ENVIRONMENTAL EQUIPMENT                                                           N/A                      25,573
ENGINEERING SERVICE                                                                          N/A                      27,544
ENTERGY SERVICES INC                                                                          A                   25,250,693
ENVIRONMENTAL ENTERPRISES, INC                                                               N/A                      29,753
ENVIROSOLVE WASTE SERVICES INC                                                               N/A                      83,791
E W SAYBOLT & CO INC                                                                         N/A                      27,167
EXCEL SERVICE CORP                                                                           N/A                     181,400
EXECUTONE SYSTEMS CO OF LA INC                                                               N/A                      31,312
EXPRESS SERVICES INC                                                                         N/A                      63,995
FASHIONS INC OF JACKSON                                                                      N/A                      42,428
FEDERAL EMERGENCY MANAGEMENT                                                                 N/A                     451,332
FEDERAL EXPRESS                                                                              N/A                      33,141
FILENET CORP                                                                                 N/A                      31,331
FIRST UNION NATIONAL BANK                                                                    N/A                      29,931
FISCAL SERVICES                                                                              N/A                     652,809
FLEXCON INC                                                                                  N/A                      48,159
FLUOR DANIEL INC                                                                             N/A                      32,966
FPI INTERNATIONAL                                                                            N/A                      55,932
FRANK W HAKE ASSOCIATES                                                                      N/A                      62,559
FREEZE TECHNOLOGY INTL INC                                                                   N/A                      83,879
FRHAM SAFETY PRODUCTS INC                                                                    N/A                      75,993
FROST-BARBER INCORPORATED                                                                    N/A                   1,175,559
FRU CON TECHNICAL SERVICES INC                                                               N/A                      33,100
FUEL QUALITY SERVICE INC                                                                     N/A                      68,838
FUEL TANK MAINTENANCE                                                                        N/A                     164,529
FULCRUM TECHNOLOGIES INC                                                                     N/A                      99,540
FURMANITE AMERICA INC                                                                        N/A                     206,858
GALLE, DENNIS P                                                                              N/A                      25,213
GARDEN & PET CENTER                                                                          N/A                      83,338
GCR & ASSOCIATES INC                                                                         N/A                     104,400
GDS ASSOCIATES                                                                               N/A                     290,165
GENERAL PHYSICS CORP                                                                         N/A                     236,940
GENERAL PROJECTION SYSTEMS INC                                                               N/A                      30,700
GILBERT COMMONWEALTH INC                                                                     N/A                     551,533
GLOBAL DIVERS & CONTRACTORS                                                                  N/A                     205,993
GRAYBAR ELECTRIC CO INC                                                                      N/A                      67,733
GREENBRIAR DIGGING SERVICE                                                                   N/A                     284,880
H & R TECHNICAL ASSOC INC                                                                    N/A                      46,407
HAYWARD TYLER INC                                                                            N/A                      68,497
HEAT EXCHANGE INSTITUTE                                                                      N/A                      73,396
HENDERSON SPECIALTIES INC                                                                    N/A                     334,117
HINDS COMMUNITY COLLEGE                                                                      N/A                      39,407
HI TECH SERVICES, INC                                                                        N/A                      41,615
HJ MERRIHUE INC                                                                              N/A                      49,804
HOLMAN BOILER WORKS INC                                                                      N/A                      33,766
HOLTEC INTERNATIONAL                                                                         N/A                     701,102
HONEYWELL INC                                                                                N/A                     170,101
HUMAN FACTOR INC                                                                             N/A                      56,830
HUTCHISON EQUIPMENT SYSTEM INC                                                               N/A                     208,804
INDEPENDENT ROOFING SYSTEMS                                                                  N/A                    (126,278)
INDUSTRIAL MEDICAL CENTER                                                                    N/A                     157,520
INFORMATION HANDLING SERVICES                                                                N/A                      69,504
INSTITUTE OF NUCLEAR POWER                                                                   N/A                      81,465
INSULATIONS INC                                                                              N/A                     404,029
INTERGRAPH CORP                                                                              N/A                      85,480
IONICS INC                                                                                   N/A                     738,861
ITI MOVATS INC                                                                               N/A                      30,608
JOHN M MONTGOMERY DBA                                                                        N/A                      28,185
JOHNSON BAILEY HENDERSON MCNEE                                                               N/A                      96,778
JOSEPH M HENDRIE, MD                                                                         N/A                      33,213
JULIUS A PAYNE CO INC                                                                        N/A                     630,591
KALY NUCLEAR SERVICES                                                                        N/A                      31,583
K A R V RADIO                                                                                N/A                      25,000
KIDDS ENTERPRISES, INC                                                                       N/A                     114,516
LA DEPARTMENT OF ENVIRONMENTAL QUALITY                                                       N/A                     232,766
LA MAINTENANCE SERVICES INC                                                                  N/A                     547,867
LA OFFICE OF EMERGENCY PREPAREDNESS                                                          N/A                      43,125
LOUISIANA STATE UNIVERSITY                                                                   N/A                      49,710
LAIDLAW ENVIRONMENTAL SERVICES                                                               N/A                      49,627
LAKESIDE EQUIPMENT CORP                                                                      N/A                      84,812
LEARNING TREE INTERNATIONAL                                                                  N/A                      42,015
LIBERTY TECHNOLOGIES                                                                         N/A                      48,480
LOVEJOY CONTROLS CORP                                                                        N/A                     247,635
MANUFACTURING SCIENCES CORP                                                                  N/A                     319,155
MARTIN, ROBERT D                                                                             N/A                      31,216
MERIDIAN TRUST CO                                                                            N/A                      28,500
MKW POWER SYSTEMS                                                                            N/A                      40,802
MPR ASSOCIATES                                                                               N/A                     181,855
MS EMERGENCY MANAGEMENT AGENCY                                                               N/A                     195,575
MS ENTERPRISE FOR TECHNOLOGY                                                                 N/A                     164,481
NABHOLZ CONSTRUCTION CORP                                                                    N/A                      26,719
NATIONAL TECHNICAL SYSTEM                                                                    N/A                     124,443
NCS CORPORATION                                                                              N/A                      63,491
NEPTUNE SCIENCES INCORPORATED                                                                N/A                      33,734
NEWMAN CO                                                                                    N/A                     100,000
NORSTAN COMMUNICATIONS INC                                                                   N/A                      62,834
NORTH AMERICAN CONTRACT EMPLOYEES                                                            N/A                      77,389
NUCLEAR LOGISTICS INC                                                                        N/A                      38,000
NUCLEAR ENERGY INSTITUTE                                                                     N/A                      60,000
NUCLEAR PLACEMENT SERVICES                                                                   N/A                      60,100
NUENERGY INC                                                                                 N/A                      34,818
NUMANCO LLC                                                                                  N/A                   1,153,385
NWT CORP                                                                                     N/A                      47,756
OCONNER, PAUL                                                                                N/A                      31,422
OCHSNER CLINIC                                                                               N/A                      84,245
OEM INC                                                                                      N/A                     267,477
ON TARGET TECHNOLOGIES                                                                       N/A                     151,705
ORACLE CORP                                                                                  N/A                      29,828
OTHER SERVICES - <$25,000                                                                    N/A                   3,572,010
OUTDOOR GRAPHICS INC                                                                         N/A                      28,350
PANASONIC INDUSTRIAL CO                                                                      N/A                      44,120
PATTERSON SPECIALIZED WELDING                                                                N/A                      32,875
PDMA CORP                                                                                    N/A                      26,015
PERSONNEL DECISIONS INC                                                                      N/A                      76,757
PICKETT INDUSTRIES                                                                           N/A                      35,829
PN SERVICES, INC                                                                             N/A                     298,018
POWER GENERATION TECHNOLOGIES                                                                N/A                      39,099
PRODUCTIVITY POINT INTERNATIONAL                                                             N/A                      69,096
PROFESSIONAL BUILDING SERVICE                                                                N/A                     486,984
RANKIN MECHANICAL INC                                                                        N/A                      27,258
RAZORBACK DISPOSAL INC                                                                       N/A                      47,392
RED SIMPSON INC                                                                              N/A                      34,850
RED STICK ARMATURE WORKS INC                                                                 N/A                      63,696
RHR INTERNATIONAL CO                                                                         N/A                     268,040
RICHARDSON PAINT CO                                                                          N/A                     942,000
ROCKRIDGE TECHNOLOGIES                                                                       N/A                     200,102
ROLLINS CHEMPAK INC                                                                          N/A                      26,553
RUST SCAFFOLD BUILDERS INC                                                                   N/A                     116,542
S LEVY INC                                                                                   N/A                      61,668
S3 TECHNOLOGIES                                                                              N/A                     449,303
SEA BREX MARINE                                                                              N/A                     277,540
SELF LEVELING MACHINES INC                                                                   N/A                     268,333
SENSORY COMPUTING INC                                                                        N/A                      89,100
SILICON GRAPHICS COMPUTER SYSTEMS                                                            N/A                      64,864
SNYDER CONSTRUCTION CO                                                                       N/A                      28,028
SOUTH MISSISSIPPI EPA                                                                        N/A                      41,137
SOUTHWEST RESEARCH INSTITUTE                                                                 N/A                     462,270
SPECIALTY DIVING INC                                                                         N/A                      84,465
SPH CRANE & HOIST INC                                                                        N/A                      39,639
ST CHARLES PARISH                                                                            N/A                     118,750
ST JOHN THE BAPTIST                                                                          N/A                     101,250
STANDARD SUPPLY & HARDWARE                                                                   N/A                     219,289
STATE OF LA MILITARY BLDG                                                                    N/A                      43,125
STEVENSON & ASSOCIATES                                                                       N/A                      30,813
SULZER BINGHAM PUMPS INC                                                                     N/A                      43,543
SULZER PUMPS LIMITED                                                                         N/A                      28,486
SYGNETRON PROTECTION SYSTEMS                                                                 N/A                      34,600
SYNERGY                                                                                      N/A                      33,735
SYSECA INC                                                                                   N/A                     753,203
TAYLOR NURSERY                                                                               N/A                     150,255
TEES INDUSTRIAL ENERGY TECHNOLOGY                                                            N/A                      40,165
TELEMETRICS SYSTEMS INC                                                                      N/A                      29,531
TEMPO INC                                                                                    N/A                      30,969
TENERA OPERATING CO                                                                          N/A                      47,216
TENSAS PARISH OEP                                                                            N/A                      91,493
TERRY TRANE SERVICE AGENCY INC                                                               N/A                     104,666
TMA NORCAL                                                                                   N/A                      35,177
TN VALLEY AUTHORITY                                                                          N/A                   1,149,000
TODAY'S OFFICE                                                                               N/A                     317,394
TODD ELECTRIC INC                                                                            N/A                     109,173
TRANE CO                                                                                     N/A                      67,601
TULANE UNIVERSITY                                                                            N/A                      67,380
TURBINE CONTROL SERVICE ASSOC                                                                N/A                      45,246
ULTIMATE MARKETING INC                                                                       N/A                      99,214
UNION PUMP                                                                                   N/A                      72,904
UNIVERSITY OF MARYLAND OFFICE                                                                N/A                     102,734
U S TRUST CO OF NY                                                                           N/A                      40,810
UTILITY SYSTEMS SERVICES INC                                                                 N/A                     280,844
VANCE & ASSOCIATES                                                                           N/A                      28,415
VERTECHS CORP                                                                                N/A                      78,500
VOLIAN ENTERPRISES INC                                                                       N/A                      38,659
WACHS TECHNICAL SERVICES INC                                                                 N/A                     111,835
WACKENHUT CORP                                                                               N/A                      78,953
WASTE MANAGEMENT OF MS                                                                       N/A                      99,463
W D ASSOCIATES INC                                                                           N/A                     147,656
WEATHERPROOF ROOFING                                                                         N/A                     207,212
WELDING SERVICES INC                                                                         N/A                     434,130
WELDING TESTING LAB INC                                                                      N/A                      50,707
WESTERN STAFF SERVICES                                                                       N/A                     194,982
WESTERN WATERPROOFING CO OF AM                                                               N/A                     288,950
WESTROPE INDUSTRIAL COATING                                                                  N/A                      70,597
WILLIAMS INDUSTRIAL SERVICES                                                                 N/A                     188,501
WMG INC                                                                                      N/A                      60,270
WYLE LABORATORIES                                                                            N/A                     299,460
                                                                                                                ------------
                                                                                           Subtotal               73,850,818
                                                                                                                ------------
                                                                                            TOTAL               $180,053,802
                                                                                                                ============


                        21 OF 28 PAGES (1) - (14)


                  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    For the Year ended December 31, 1996

                   Employee Pensions and Benefits - Account 926


Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

        Description                                  Amount

Group Dental Insurance                              $245,203
Group Life Insurance                               2,651,869
Group LTD Insurance                                1,489,577
Group Medical Insurance                            4,623,138
Savings Plan                                       6,331,180
Special Services - Entergy Services Inc.           2,023,364
                                                 -----------
                                TOTAL            $17,364,331
                                                 ===========



             ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

               For the Year Ended December 31, 1996

            General Advertising Expenses - Account 930.1



Instructions:
Provide a listing of the amount included in Account 930.1, "General
Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

          Description                                      Amount


      None                                             $             -


                                                       ----------------
                                   TOTAL               $             -
                                                       ================


                                22 OF 28 PAGES


             ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

               For the Year Ended December 31, 1996

            Miscellaneous General Expenses - Account 930.2


Instructions:
Provide a listing of the amount included in Account 930.2, "Miscellaneous
General Expenses," classifying such expenses according to their nature.
Payments and expenses permitted by Section 321(b)(2) of the Federal Election
Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. SS441(b)(2)) shall be separately classified.

             Description                                      Amount

Director Fees & Expenses                                     $50,689
Trustee Fees                                                 217,703
Information Systems Consulting Fees                            3,681
Telecommunications Consulting Fees                             5,337
Electric Power Research Institute Fees                     2,290,108
                                                          ----------
                                          TOTAL           $2,567,518
                                                          ==========


                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                      For the Year Ended December 31, 1996

                              Rents - Account 931


Instructions.
Provide a listing of the amount included in Account 931, "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

           Type of Property                                 Amount

Building                                                  $2,239,514
Office Equipment                                           2,041,391
Tool                                                         529,274
Computer Equipment                                         1,075,493
Telecommunications                                           265,533
Entergy Services Inc. Billings                             1,280,260
Other                                                      1,945,552
                                                          ----------
                                          TOTAL           $9,377,017
                                                          ==========

                        23 OF 28 PAGES


                   ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                     For the Year Ended December 31, 1996

                  Taxes Other Than Income Taxes - Account 408



Instructions:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes."
Separate the analysis into two groups: (1) U.S. Government taxes, and
(2) U.S. Government taxes.   Specify each of the various kinds of taxes
and show the amounts thereof.  Provide a subtotal for each class of tax.

        Kind of Tax                                              Amount

OTHER THAN US GOV'T TAXES:
      Ad Valorem                                               $128,571
      Franchise                                                  18,696
      State Unemployment                                         22,779
      Other Payroll Taxes                                      (147,372)
                                                               --------
                   SUBTOTAL                                      22,674
                                                               --------
TAXES-US GOV'T:
      FICA                                                    16,486,132
      Federal Unemployment                                        11,539
      Other Payroll Taxes                                      1,172,483
                                                             -----------
          SUBTOTAL                                           $17,692,828
                                                             ===========




                 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                   For the Year Ended December 31, 1996

                          Donations - Account 426.1



Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

   Name of Recipient                   Purpose of Donation        Amount

United Way                                Charity                 $55,558
Nuclear Energy Institute                  Contribution              7,358
J & J Specialty Advertising               Contribution              5,635
Annandale Inc.                            Contribution              5,306
Metro Jackson Chamber of Commerce         Contribution              4,000
West Feliciana Historical Society         Contribution              3,000
Various Associations/Charities            Contribution              5,834
                                                                  -------
                                            TOTAL                 $86,691
                                                                  =======


                        24 OF 28 PAGES


                 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                   For the Year Ended December 31, 1996

                       Other Deductions - Account 426.5


Instructions:
Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

     Description                       Name of Payee                 Amount

Civil Penalty - NRC Inspection      U.S. Treasury                    $50,000


SEC Season Football Tickets         Veterans Memorial Stadium            300

                                                                     -------
                                                   TOTAL             $50,300
                                                                     =======

                  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                     For the Year Ended December 31, 1996

                Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 14 ( 2 ) through 14 ( 7 ).


                        25 OF 28 PAGES



                ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                  For the Year Ended December 31, 1996

                          Organization Chart



                    See pages 26 (1)  through 26 (7)





                  ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                    For the Year Ended December 31, 1996

                             Methods of Allocation

The allocation of expenses not directly attributable to a particular nuclear station are based on factors such as generating capacity, number of employees, number of plant sites, number of vouchers, and man hours worked. These expenses are allocated using expense work orders which have a fixed allocation method assigned. New allocation methods are added and existing methods are modified as needed.



                    ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                      For the Year Ended December 31, 1996

             Annual Statement of Compensation for Use of Capital Billed

                                  - None -



                                26 OF 28 PAGES



          ANNUAL REPORT OF ENTERGY OPERATIONS INC.

            For the Year Ended December 31, 1996

                     Organization Charts


  Chart #1 - President  & Chief Executive Officer - Entergy
                         Operations

President & Chief Executive Officer - Entergy Operations

          Senior Executive Secretary
          Senior Executive Secretary

Direct Reports:

Director, Business Services
Director, Nuclear Fuels
Director, Total Quality
Executive Vice President
General Attorney - Generation



          Chart #2 - Director of Business Services

Director, Business Services

          Senior Secretary

Direct Reports:

Analyst, Financial Senior
Analyst, Financial Senior
Analyst, Financial II
Analyst, Financial I
Accountant Senior Lead
Accountant Senior
Manager, Financial Control
Student Employee


                       26 OF 28 PAGES (1)

          ANNUAL REPORT OF ENTERGY OPERATIONS INC.

            For the Year Ended December 31, 1996

                     Organization Charts


            Chart #3 - Manager, Financial Control

Manager, Financial Control

Direct Reports:

Analyst, Financial Senior
Analyst, Financial III
Analyst, Financial III
Analyst, Financial II
Specialist IV
Student Employee


             Chart #4 - Director, Nuclear Fuels

Director, Nuclear Fuels

          Senior Secretary

 Direct Reports:

Coordinator, Nuclear Fuels Supply
Engineer, Senior


                        26 OF 28 PAGES (2)


          ANNUAL REPORT OF ENTERGY OPERATIONS INC.

            For the Year Ended December 31, 1996

                     Organization Charts


             Chart #5 - Director, Total Quality

Director, Total Quality

          Senior Secretary

Direct Reports:

Facilitator, Senior Lead
Facilitator, Senior Lead
Facilitator, Senior Lead
Facilitator, Senior Lead


  Chart #6 - Executive Vice President - Entergy Operations

Executive Vice President - Entergy Operations

          Senior Executive Secretary

Direct Reports:

Vice President Engineering
Vice President Operations Support
Vice President Operations Grand Gulf Nuclear Station
Vice President Operations Waterford 3 Nuclear Station
Vice President Operations Arkansas Nuclear One
Vice President Operations River Bend
General Manager

                        26 OF 28 PAGES (3)



          ANNUAL REPORT OF ENTERGY OPERATIONS INC.

            For the Year Ended December 31, 1996

                     Organization Charts


            Chart #7 - Vice President Engineering

Vice President Engineering

          Executive Secretary


Direct Reports:

Manager, Engineering Support
Manager, Engineering Programs
Manager, Nuclear Engineering Analysis
Director, Design Engineering
Director, Design Engineering
Director, Design Engineering
Director, Design Engineering
Project Manager, Steam Generation



          Chart #8 - General Attorney - Generation

General Attorney, Generation

          Senior Secretary

Direct Reports:

Coordinator, Legal & Risk Management
Analyst III
Accountant, Senior



                        26 OF 28 PAGES (4)



          ANNUAL REPORT OF ENTERGY OPERATIONS. INC.

            For the Year Ended December 31, 1996

                     Organization Charts


   Chart #9 - Vice President Operations Grand Gulf Nuclear
                           Station

Vice President Operations Grand Gulf Nuclear Station

          Executive Secretary

Direct Reports:

Director, Nuclear Safety & Regulatory Affairs
Director, Plant Project & Support
Director, Quality
General Manager, Plant Operations
Manager, Training
Coordinator, Site Administration Program


       Chart  #10 - Vice President Operations Support

Vice President Operations Support

          Executive Secretary

Direct Reports:

Coordinator, Administrator I
Manager, Security
Director, Nuclear Safety & Licensing
Director, Nuclear Support-Operations, Maintenance &
Technical
Director, Material, Purchasing & Contracts
Manager, Corporate Assessments


                     26 OF 28 PAGES (5)



          ANNUAL REPORT OF ENTERGY OPERATIONS INC.

            For the Year Ended December 31, 1996

                     Organization Charts

  Chart #11 - Vice President Operations Waterford 3 Nuclear
                           Station

Vice President Operations Waterford 3 Nuclear Station

          Executive Secretary

Direct Reports:

Coordinator, Site Administration Program
Manager Training
Director, Site Support
General Manager, Plant Operations
Director, Plant Modifications & Construction
Trainee, Operations Management


 Chart # 12 - Vice President Operations Arkansas Nuclear One

Vice President Operations Arkansas Nuclear One

          Executive Secretary

Direct Reports:

Business Agent
Manager, Plant Modifications
Manager, Training & Environmental Protection
Director, Support
Director, Quality
Director, Quality
Director, Licensing
General Manager, Plant Operations
Coordinator, Site Administration Program

                    26 OF 28 PAGES (6)



          ANNUAL REPORT OF ENTERGY OPERATIONS INC.

            For the Year Ended December 31, 1996

                     Organization Charts


      Chart #13 - Vice President Operations River Bend

Vice President Operations River Bend

          Executive Secretary

Direct Reports:

Director, Site Support
Director, Nuclear Safety & Regulatory Affairs
Director, Quality
General Manager, Plant Operations
Manager Training
Coordinator, Site Administration Program
Trainee, Operations Management




                        26 OF 28 PAGES (7)

                 ANNUAL REPORT OF ENTERGY OPERATIONS, INC.

                             Signature Clause


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange
Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                      Entergy Operations, Inc.
                                     (Name of Reporting Company)


                                     By:  /s/ Louis E. Buck, Jr.
                                        (Signature of Signing Officer)


                                      Louis E. Buck, Jr.  Vice President and
                                             Chief Accounting Officer
                                   (Printed Name and Title of Signing Officer)

Date:  April 30, 1997




                        27 OF 28 PAGES






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                        28 OF 28 PAGES

